Bylaws of
Addiction Cure Therapeutic Sciences Inc.

I.   **INCORPORATION**. It is recognized that Addiction Cure Therapeutic Sciences Inc. (the "Corporation") is a duly organized corporation authorized to do business in the state of Florida by its articles of incorporation or similar registered documents and under state statutes.

II.   **ANNUAL MEETING**. Meetings of shareholders shall be held at the principal office of the corporation or at such other place as may be determined from time to time by the Board of Directors of the Corporation. The purpose of the annual meeting shall be to elect the Board of Directors, officers, and to decide other business activities and decisions.

An annual meeting must be held within 13 months after its last meeting or organization. If an annual meeting has not been made in such time, then any shareholder holding more than five percent (5) of the Corporation's voting shares, or any director, may demand a meeting to be held within 30 days after notice has been made.

III.   **SPECIAL MEETINGS**. Unless otherwise prescribed by statute, special meetings of the shareholders, may be called only by:

The President or Chief Executive Officer of the Corporation;
A majority of the Board of Directors of the Corporation; or
A majority of the Corporation's shareholders holding voting shares.

After a special meeting has been called, the Board of Directors shall decide it's time and place within five days after the demand therefore has been made.

IV.   **PLACE OF MEETINGS**: The venue of all annual and special meetings of the Corporation shall be determined by the Board of Directors. By default, such meeting shall take place at the principal office of the corporation. Shareholders of all classes and series may attend any meeting of the Corporation.

Such meetings may be attended:

- In person at the Corporation's principal office, or

- By remote communication (i.e., phone, web, etc.)

All communication methods shall offer each attending voting shareholder the right to be present, vote on business matters, and offer his or her consent or dissent for any actionable item.

V. DISSOLUTION: The Corporation may only be dissolved only in the following ways:

Majority vote of the Board of Directors

Majority vote of the voting shareholders

VI.   NOTICE OF MEETINGS. Written notice shall be provided to each shareholder of any meeting that such shareholder is permitted to take action in the form of a vote and/or offer their consent or dissent for any actionable item. Such written notice shall detail the time, place, remote access (if available) and in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, written notice of any meeting shall be given not less than 10 days and no more than 60 days before the date of the meeting.   Notice of any meeting can be sent to the last known contact information of such shareholder as reflected on the records of the Corporation by:

- Email;
- U.S.P.S. Mail;
- Fax; or
 -Hand-delivery

VII: **QUORUM**: a quorum, which represents the required number of individuals to be present to hold an annual or special meeting, shall be:

-51% of the board of the directors' present
-51% of the voting shareholders present

Upon meeting requirements of the quorum, the attending individuals of the meeting shall be able to take action and make decisions for the Corporation.

VIII: ACTIONS OF THE CORPORATION: Actions made on behalf of the Corporation may be made only as follows:

    Any action required to be taken, or which may be taken, at any meeting, whether annual or special, may be taking only at such meeting, and only in accordance with these bylaws.

    Any action required be taken or which may be taken at any meeting, whether annual or special, may be taken without a meeting, without prior notice, and without a vote, if consent in writing, setting forth the action so taken, is signed by the holders of outstanding voting shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote were present and voted.

IX. CORPORATE SEAL. The Corporation shall have a corporate seal. The corporate seal shall be in such a form that the Board of Directors shall approve.

X. EXECUTION OF DOCUMENTS. All contracts, checks, drafts, demands for money, notes and other legal instruments or rights of any nature of the Corporation may be signed by:

President/CEO
Treasurer

XI. INDEMNIFICATION: Subject to any applicable statute, rule or regulation, all directors and officers of the corporation shall be indemnified and held harmless by the corporation to the fullest extent of the law. This includes, but is not limited to, a party to any action, suit, or proceeding, by reason of the fact of being an officer or director, or was a director, officer, agent or employee of the Corporation during the time that the conduct at issue was engaged in. The Corporation shall provide reasonable expenses, including attorney's fees, actually and necessarily incurred in connection with such action, suit, or proceeding. Notwithstanding the foregoing, no indemnification shall be made by the Corporation of judgment or other final determination if the acts are determined by a Court of competent jurisdiction to have been committed in bad faith or the result of active or deliberate fraud or dishonesty or clear and gross negligence.

XII. AMENDMENTS. These bylaws may be amended by:

-Majority vote of the Board of Directors
-Majority vote of the voting shareholders

XIII. CLASSES OF STOCK. The Board of Directors of the Corporation may issue stock in the following classes:

-Common shares which have one vote per share of each stock
-Preferred shares which shall have 5000 votes for each share of stock
-Nonvoting shares

XIV. STOCK CERTIFICATES. The Corporation may provide shares of stock without certificates. The Corporation, within a reasonable time after issue or transfer of shares without certificates, will provide shareholders a written statement of the information that is required by law to be on the certificates.

Certificates for Shares. The Board of Directors shall determine whether shares of the corporation shall be uncertificated or certificated. If certificated shares are issued, certificates representing shares in the corporation shall be signed (either manually or by facsimile) by the Corporation's president or vice president and the secretary or an assistant secretary and may be sealed with the seal of the corporation or a facsimile thereof. A certificate that has been signed by an officer or officers who thereafter cease to hold such office shall be and remain valid.

Transfer of Shares; Ownership of Shares. Transfers of shares of stock of the Corporation shall be made only on the stock transfer books of the corporation, and only after the surrender to the Corporation of the certificates representing such shares. Except as provided by F.S.

607.0721, the person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes, and the Corporation shall not be bound to recognize any equitable or other claim to, or interest in, such shares on the part of any other person, whether or not it shall have express or other notice thereof.

Loss or Destruction of Certificates. In case of loss or destruction of any certificate of shares, another may be issued in its place upon proof of such loss or destruction and upon the giving of a satisfactory bond of indemnity to the Corporation. A new certificate may be issued without requiring any bond, when, in the sole judgment of the Board of Directors, it is proper to do so.

a.) Voting Per Share. Except as otherwise provided in the articles of incorporation or by F.S. 607.0721, each common stock voting shareholder is entitled to one vote for each outstanding share held by him or her on each matter voted at a shareholders' meeting. Each preferred stock share shall be entitled to 5000 votes per share. Any non-voting shares may attend any meeting of the Corporation but shall not be entitled to vote thereat.

b.) Voting of Shares. Voting shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder or, in the absence of any applicable bylaw, by a person or persons designated by the board of directors of the corporate shareholder in writing to the Corporation. In the absence of any such designation or, in case of conflicting designation by the corporate shareholder, the Chairperson of the Corporation's Board of Directors, the President, any Vice-president, the Secretary, and the Treasurer of the corporate shareholder, in that order, shall be presumed to be fully authorized to vote the shares.

Shares held by an administrator, executor, guardian, personal representative, or conservator may be voted by him or her, either in person or by proxy, without a transfer of such shares into his or her name. Shares standing in the name of a trustee may be voted by the trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name or the name of his or her nominee.

Shares held by, or under the control of, a receiver, a trustee in bankruptcy proceedings, or an assignee for the benefit of creditors may be voted by such person without the transfer into his or her name.

XV. DIRECTORS. The Corporation shall be managed by the Board of Directors consisting of three Directors, or such other number as any existing members of the Board of Directors may direct.

a.) Nomination. The Board of Directors shall be elected by the voting shareholders at the annual meeting of the Corporation by the vote of such shareholders holding of record in the aggregate at least a plurality of the shares of stock of the Corporation present in person or by proxy and entitled to vote at the annual meeting of shareholders. Each Director shall serve a

term of three years unless earlier removed by the shareholders or upon the Director's resignation.

b.) Quorum. A majority of the Board of Directors must be in attendance (in person or by any other means permitted by these bylaws) at any meeting in order for a quorum to exist. No action may be taken by the Board of Directors unless such quorum exists.

c.) Regular meetings. By resolution and after the annual meeting, the Board of Directors may provide a time and place to meet without notice other than that resolution.

d.) Remote communication. One or more Directors may participate in the meetings of the board or committee of the board by any communication, including telephonically or by videoconference, by means of which all participating Directors can simultaneously hear each other during the meeting. Participation in this manner shall constitute presence in person at such a meeting.

e.) Conflict of interest. If any director who has a conflict of interest regarding any vote, either during a regular or special meeting, or with respect any other corporate action otherwise taken, such conflict of interest shall not invalidate such vote or action.

f.) Board of Directors actions. The act of a majority of directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as provided by law, the articles of incorporation, or these bylaws. Each director present shall have one vote, irrespective of the number of shares of stock, if any, he or she may hold.

g.) Presumption of Assent. A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by priority mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

h.) Removal. Any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the voting shareholders attending a meeting for such purpose.

i.) Vacancies except as otherwise provided by law. Any vacancy in the Board of Directors of the Corporation occurring by reason of an increase in the authorized number of Directors or by reason of the death, withdrawal, removal, disqualification, inability to act, or resignation of a Director shall be filed by the majority of Directors then in office. The successor Director shall serve the unexpired portion of the term of his or her predecessor. Any Director may resign at any time by giving written notice to the Board of Directors or the Secretary of the Corporation.

j.) Committees. The Board of Directors, by resolution, may create one or more committees, each consisting of one or more Directors or other appointed members. Each such committee shall serve at the pleasure of the Board of Directors. All provisions under any applicable statute and/or these bylaws related to meetings, action without meetings, notice, and waiver of notice, quorum and voting requirements of the Board of Directors shall apply to such committees and their members.

k.) Consent in lieu of meetings. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting of all the members of the Board of Directors or committee, as the case may be, by consent thereto in writing, such writing or writings to be filed with the minutes of proceedings of the Board or committee.

l.) Compensation. The Board of Directors shall have the authority to fix the compensation of Directors. A fixed sum and expenses of attendance may be allowed for attendance at each regular or special meeting of the Board of Directors including their services as members of committees of the Board of Directors.

XVI. OFFICERS. The officers of the Corporation shall be a Chairperson, a President, a Secretary, and a Treasurer, and such other officers as the Board of Directors may from time to time appoint, including one or more vice-presidents and such other officers as it deems advisable. Each such officer shall exercise such powers and perform such duties as shall be set forth herein and such other powers and duties as may be specified from time to time by the Board of Directors. The officers of the corporation shall be elected by the Board of Directors. Each of the Chairperson, President, and/or any Vice-President shall have only the following powers unless other powers are specifically delegated to him or her in writing by the Board of Directors.

a.) Chairperson. The chairperson shall have overall responsibility and authority for management and operations of the Corporation and shall preside at all meetings of the Board of Directors and Shareholders and shall ensure that all orders and resolutions of the Board of Directors and shareholders are implemented.

b.) President/CEO. The President/CEO shall be the chief operating officer of the corporation and shall have full responsibility and authority for management of the day-to-day operations of the Corporation. The President shall be an ex-officio member of all committees and shall have the general powers and duties management supervision usually vested in the office of president of a corporation.

c.) Treasurer. The Treasurer shall be the chief financial officer of the Corporation and shall have responsibility for the custody of the corporate funds and securities, to keep full and accurate records and accounts of receipts and disbursements in books belonging to the Corporation and shall keep the monies of the Corporation in a separate account in the name of the Corporation. The Treasurer shall provide to the President and the Board of Directors, at the regular meetings of the Board of Directors, or whenever requested by the Board of

Directors, an account of all financial transactions and of the financial condition of the Corporation.

d.) Secretary. The secretary shall attend all meetings of the Board of Directors, and committees of the Board of Directors, and any meetings of the shareholders of the Corporation, and shall prepare and maintain written minutes of votes, resolutions and actions taken at any such meeting, and shall record the same in books and records to be kept for those purposes. The secretary shall give, or cause to be given, a notice of all meetings of the shareholders and special meetings of the Board of Directors and shall perform other duties as may be prescribed by the Board of Directors or President of the Corporation and under whose supervision the Secretary shall be. The Secretary shall maintain the records, minutes and non-financial corporate books of the Corporation and may attest any instruments signed by any officer of the Corporation.

XVII. **LIST OF SHAREHOLDERS**. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before any meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged alphabetically, and showing the last known address of each shareholder and the number of shares held by each shareholder. The list shall be open to the examination of any shareholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days before the meeting, either at a mutually agreeable location or where the meeting is to be held. The list shall also be produced and kept available at the time and place of the meeting, for the entire duration of the meeting, and may be inspected by any shareholder present at the meeting.

XVIII. **AMENDMENTS TO BYLAWS**. A majority of the members of the Board of Directors of the Corporation may, from time-to-time, amend these bylaws in such manner as the Board of Directors may deem appropriate.

IX. **PRIORITY OF LAW, RULE OR REGULATION**. In the event that any provision of these bylaws is in conflict with, or violative of, any law, rule or regulation applicable to the Corporation or its business operations, such provision shall be deemed to be amended to comply with such law, rule or regulation, or if such amendment is not possible or practicable, such provision is deemed to be stricken from these bylaws and of no legal force or effect.

CERTIFICATION. By their signatures below, the undersigned hereby certify the foregoing bylaws to be a true and correct copy of the bylaws of the Corporation, duly adopted by the initial Board of Directors of the Corporation on May 1, 2020.

_____   **Date**_____
    Jack Levine, President/CEO

_____   **Date**_____
    Michael Lambert, Vice President